June 11, 2010	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

Via U.S. Mail and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Max A. Webb
Julie Rizzo

Re:	Bank of America Auto Receivables Securitization, LLC
Amendment No. 3 to Registration Statement on Form S-3
Filed June 8, 2010
File No. 333-165957

On behalf of Bank of America Auto Receivables Securitization, LLC (the “Depositor”) and in response to oral comments from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 4 to the above captioned Registration Statement on Form S-3.

The Depositor’s responses to the oral comments are set forth below. For ease of reference, a summary of the Staff’s oral comments has been presented in italics. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 4.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Oral Comment 1

1.	The staff noted the response to prior comment 1 in our response letter dated June 8, 2010, specifically noting the revised disclosure on page S-50 of the prospectus supplement. The staff has requested that corresponding disclosure be added to “The Receivables” section in the Summary of Terms section of the prospectus supplement.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

June 11, 2010

Response

We have added language to “The Receivables” section in the Summary of Terms section on page S-10 of the prospectus supplement in response to this comment.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela M. Ulum at (312) 701-7776 or Jon Van Gorp at (312) 701-7091. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Jason A. Schubert, Esq.